MERGER AGREEMENT AND PLAN OF MERGER

This Merger Agreement and Plan of Merger (“Agreement”) is made this 13th day of October 2020, by and between Quest Management Inc., a Nevada corporation (“Parent”), and Quest Management Name Change Subsidiary, Inc., a Nevada corporation (“Sub”).

RECITALS:

A. Parent is a corporation formed under the laws of the State of Nevada pursuant to Articles of Incorporation filed with the Nevada Secretary of State on or about October 12, 2014 (the “Articles of Incorporation”).

B. Sub is a corporation formed under the laws of the State of Nevada on October 12, 2020 and is a wholly-owned subsidiary of Parent.

C. The Board of Directors of Parent and Sub have determined that Sub’s merger with Parent (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, would be fair and in the best interests of their shareholders, and their Board of Directors have approved such Merger.

D. Parent and Sub desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

E. For federal income tax purposes, the parties intend that the Merger shall qualify as a reorganization under the provisions of Section 368 of the Internal Revenue Code of 1986, as amended (the “Code”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, the parties agree as follows:

ARTICLE I

THE MERGER

1.01	The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with Chapter 92A of the Nevada Revised Statutes (the “Nevada Statutes”), Sub will merge into Parent, and Parent will be the surviving entity.

1.02	Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section 7.01 and subject to the satisfaction or waiver of the conditions set forth in Article VI, the closing of the Merger (the “Closing”) will take place on October __, 2020 (the “Closing Date”), unless another date, time or place is agreed to in writing by the parties hereto.

1.03	Effective Time of Merger. As soon as practicable following the satisfaction or waiver of the conditions set forth in Article VI, the parties shall file articles of merger (the “Articles of Merger”) executed in accordance with the relevant provisions of the Nevada Statutes and shall make all other filings or recordings required under Nevada Statutes. The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of Nevada or at such other time as is permissible in accordance with Nevada Statutes and as Parent and Sub shall agree should be specified in the Articles of Merger (the time the Merger becomes effective being the “Effective Time of the Merger”).

1.04	Effects of the Merger. The Merger shall have the effects set forth in the applicable provisions of the Nevada Statutes.

1.05	Articles of Incorporation; Bylaws; Purposes.

(a)	Article 1 of Parent’s Articles of Incorporation shall be amended to change the name of Parent to Pedro’s List, Inc., as follows:

ARTICLE 1: NAME: The name of the corporation is Pedro’s List, Inc. (hereinafter, the "Corporation").

(b) Parent’s Articles of Incorporation, as amended, shall be the Articles of Incorporation of the surviving entity until thereafter changed or amended as provided therein or by applicable law.

(c) The Bylaws of the Parent in effect at the Effective Time of the Merger shall be the Bylaws of the surviving entity until thereafter changed or amended as provided therein or by applicable law.

(d) The purposes of the Parent and the total number of its authorized capital stock shall be as set forth in Parent’s Articles of Incorporation, as amended, until such time as such purposes and such number may be amended as provided in the Articles of Incorporation, as amended, of the Parent and by applicable law.

ARTICLE II

GENERAL PROVISIONS

2.01	Interpretation. When a reference is made in this Agreement to a Section, Exhibit or Schedule, such reference shall be to a Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

2.02	Entire Agreement; No Third-Party Beneficiaries. This Agreement and the other agreements referred to herein constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is not intended to confer upon any person other than the parties any rights or remedies.

2.03	Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Nevada, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

2.04	Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

2.05	Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court of the United States located in the State of Nevada, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) agrees that it will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court, and (b) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any state court other than such court.

2.06	Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
2.08	Counterparts. This Agreement may be executed in one or more identical counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more such counterparts shall have been executed by each of the parties and delivered to the other parties.

IN WITNESS WHEREOF, the undersigned have caused their duly authorized officers (or representatives in the case of Sub) to execute this Agreement as of the date first above written.

PARENT:

Quest Management Inc.

/s/________________________________________

By: Andrew Birnbaum

Its: Chief Executive Officer

SUB:

Quest Management Name Change Subsidiary, Inc.

/s/_________________________________________

By: Andrew Birnbaum

Its: President